Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Monster Beverage Corp (MNST)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Monster Beverage (MNST)
Vote Yes: Item #4 - Net Zero Targets and Climate Transition Planning

Annual Meeting: June 14, 2022

CONTACT: David Shugar| david@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Monster Beverage issue a report at reasonable cost and omitting proprietary information disclosing how the Company intends to reduce its operational and supply chain GHG emissions in alignment with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050.

Supporting Statement: Proponents suggest, at Board and Company discretion, that the report include:

•	Disclosure of the Company’s annual Scope 3 (where relevant) GHG emissions.
•	A timeline for setting a net zero GHG reduction target and aligned interim goals.
•	An enterprise-wide climate transition plan to achieve net zero emissions.
•	A rationale for any decision not to set targets aligned with the Paris Agreement’s 1.5 degree goal.
•	Other information the Board deems appropriate.

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies. 1 Beyond physical risks, companies are exposed to increasingly costly policy, technology, and reputational risks associated with failing to transition to a low carbon economy.2 Climate risk extends to the broader economy. The U.S. Commodity Futures Trading Commission finds that climate change poses risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3

_____________________________

1 https://www.ncei.noaa.gov/access/monitoring/billions/summary-stats/US/1980-2021

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf, pg. 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-

Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, pg. 1

2022 Proxy Memo Monster Beverage | Net Zero Targets an Climate Transition Planning

As underscored by the latest IPCC publication, the window for limiting global warming to 1.5oC, and thereby avoiding the most catastrophic impacts of climate change, is quickly narrowing and that immediate, sharp emissions reduction is required of all market sectors and industries.4

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest. The Climate Action 100+ initiative, a coalition of 700 investors with over $68 trillion in assets, has developed a Benchmark that calls on companies to provide specific climate related financial disclosures, including: a net zero goal; short, medium, and long term greenhouse gas (GHG) reduction targets aligned with the Paris Agreement and net zero goals; and a climate plan, among other indicators. A failure to disclose the company’s full range of emissions and a plan for reducing them is likely to pose material risk to Monster, its shareholders, and the climate.

Major companies are now producing, or plan to produce, climate transition plans including Unilever, Moody’s, S&P Global, Shell, and Nestlé, among others.5 Across the market, over 800 companies have joined the “Business Ambition for 1.5°C” to commit to set net zero GHG reduction targets in line with a 1.5oC future.6 1,374 companies have joined the Science Based Targets Initiative, with commitments in line with the CA100+ metrics.7

BlackRock’s CEO notes that “[e]very company and every industry will be transformed by the transition to a net zero world. The question is, will you lead, or will you be led?” Monster Beverage currently lacks targets or a clear plan to reduce its GHG emissions and align its business with the Paris Agreement’s 1.5oC goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

Monster Beverage fails to establish and disclose any enterprise-wide GHG reduction goal or a climate transition plan aligned with the global 1.5oC goal.

While Monster has adopted certain sustainability initiatives, including taking steps to adopt renewable energy and obtain ENERGY STAR certification of certain facilities, place EV chargers at two facilities, and localize manufacturing operations, Monster Beverage has failed to set a goal to reduce company-wide GHG emissions in line with the global 1.5oC goal.8 The failure to set a science-based target to drive emissions reductions, reduces the Company’s likelihood of thriving in a 1.5oC, net zero, economy. The Company’s current climate-related strategies and lack of Scope 3 emissions data are insufficient to ensure that Monster and its suppliers will avoid climate-risk while preparing to compete effectively and thrive in a transitioning economy. It also deprives investors of information to assess Monster Beverage’s success in reducing emissions or its long-term economic viability in a net zero transition economy, which would require approximately 4% reduction in absolute emissions per year.9 Establishing 1.5oC aligned targets across its Scope 1-3 emissions would signal to investors that the Company has the ability to lead and compete in a net zero economy.

_____________________________

4 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf

5 https://www.sayonclimate.org/supporters/

6 https://sciencebasedtargets.org/business-ambition-for-1-5c

7 https://sciencebasedtargets.org/companies-taking-action/

8 https://www.monsterbevcorp.com/sr-environmental.php

9 https://sciencebasedtargets.org/resources/files/SBTiProgressReport2020.pdf

2

2022 Proxy Memo Monster Beverage | Net Zero Targets an Climate Transition Planning

Monster Beverage lags peer companies in establishing company-wide, science-based, GHG emission reduction goals across its full range of operations. Peer Keurig Dr Pepper Inc., Coca-Cola, PepsiCo, Starbucks, and other bottlers such as Molson Coors Brewing Company, Heineken, have committed to establish GHG reduction goals certified by the Science Based Targets initiative.10 Other peer companies identified in Monster’s proxy statement, including Capri Holdings Limited, PVH Corp., Ralph Lauren Corporation, and Starbucks Corporation are also members of the Business Ambition for 1.5oC campaign.11 A recent study found that at least one fifth of the world’s 2,000 largest publicly listed companies have established, or committed to establish, a net zero GHG reduction target.12 Monster Beverage lags peers in climate risk management. Establishing a 1.5oC aligned climate transition plan will support the company’s competitive performance.

Monster Beverage is exposed to numerous financial, reputational, technological, and regulatory risks associated with climate change but fails to adequately reduce climate-related risks. The Company relies on an extensive supply chain for manufacturing and distribution of its products. Despite initiatives to localize some processes, the Company’s current business model maintains multiple vulnerabilities to climate-related manufacturing and distribution disruptions, changing regulatory and reputational expectations, and technological costs. While the Company acknowledges in its 10-k that climate change may adversely impact multiple factors in its business, the Company lacks Scope 3 emission disclosures, target setting, and a comprehensive climate transition plan. 13 Setting 1.5oC aligned GHG reduction targets and providing a quality plan to meet them will demonstrate the Company’s ability to adapt and compete in coming years. There are clear benefits for companies that act early to adopt policies that drive the transition to a net zero economy and avoid growing climate-related risks. Capital allocation decisions made now in alignment with science-based goals will determine how effectively a company will be able to navigate the transition economy, impacting the long-term value of the company. Proactive companies have the business models in place to avoid long-run disruption and to capitalize on new technology and opportunities.

RESPONSE TO MONSTER BEVERAGE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Monster Beverage states in opposition that this proposal would be duplicative of other reports and efforts. However, we disagree that the Company’s current disclosures are sufficient to protect value in a transitioning economy. Investors seek a comprehensive plan that includes near and long-term GHG reductions in order to protect long-term profitability and competitiveness. The Company is prioritizing emissions data collection of its Scope 1 and 2 operational emissions, but this is far behind the pace of its peers which are aligning their business models and value chains with science-based emissions reduction goals. This resolution urges the Company to catch up to peers that have already developed Paris-aligned climate transition plans and goals. For this reason, we believe this proposal to be in the best interest of shareholders.

_____________________________

10 https://sciencebasedtargets.org/companies-taking-action?msclkid=a33afe0ab94b11ecab4dcbe8382b4c64

11 https://sciencebasedtargets.org/companies-taking-action

12 https://www.forbes.com/sites/dishashetty/2021/03/24/a-fifth-of-worlds-largest-companies-committed-to-net-zero-target/?sh=4218c45a662f

13 https://investors.monsterbevcorp.com/static-files/ebb0a300-b583-4f60-8ed6-7e4dcdb340fe, pg. 32

3

2022 Proxy Memo Monster Beverage | Net Zero Targets an Climate Transition Planning

Additionally, Monster Beverage states that, given the recent SEC proposal requiring new environmental disclosures, providing a comprehensive transition plan as requested by this resolution would not provide stockholders with any new insight. This statement is unclear as to whether Monster is committing to align with the elements of the draft rule, even if not adopted in full, and, if so, on what timeline. Further, the draft rule does not require companies to do more than assess and report climate-related data; it does not require the setting of climate goals or the development of climate transition plans. As the physical impacts of climate change increasingly effect products, services, transportation, supply chains, and competitive opportunity, investors want to ensure that their companies are prepared for climate-related transition. Delaying appropriate climate-risk management efforts for slow moving regulation will have significant implications on our Company’s access to capital and competitive performance.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish a Climate Transition Report on Company

Alignment with the global 1.5oC Goal. Monster Beverage has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris goal, failed to align reporting with scientifically based benchmarks, and currently lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

--

For questions, please contact David Shugar, As You Sow, david@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

4